UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERARD MAYERHOFER 646-565-3349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERARD MAYERHOFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARXIS SECURITIES LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

JAMES R. CONWAY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6224090
Qualified in New York County
Commission Expires June 28, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARXIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Arxis Securities LLC

We have audited the accompanying statement of financial condition of Arxis Securities LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arxis Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
March 28, 2017

ARXIS SECURITIES LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 224,541
Receivable from clearing brokers	11,105,640
Investments in securities, at fair value	88,492,406
Other assets	594,827
Total assets	$ 100,417,414
Liabilities	
Securities sold, not yet purchased, at fair value	$ 64,806,231
Accrued expenses and accounts payable	4,929,034
Payable to affiliates	6,756,976
Payable to clearing brokers	3,086,943
Total liabilities	$ 79,579,184
Member's Equity	20,838,230
Total liabilities and member's equity	$ 100,417,414

See notes to statement of financial condition

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

1. ORGANIZATION AND BUSINESS

Arxis Securities LLC (the "Company"), a wholly owned subsidiary of Arxis Capital Intermediate Holdings LLC, is a limited liability company and was formed under the laws of the State of Delaware. The Company is an electronic trading firm specializing in the automated exchange market making of global equities.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company's designated examining regulatory authority is Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents are measured at carrying value or fair value based on the nature of the investment.

Revenue and Expense Recognition: The Company records purchases and sales of securities and related expenses on a trade-date basis. Interest income and expense are recorded on the accrual basis. Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

Exchange Rebates: The Company routes orders to US securities exchanges directly and through other broker dealers. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule.

Use of Estimates: The Company's financial statement is prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Receivable from and payables to Clearing Brokers: Amounts receivable from and payables to brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms. Amounts due from and payables to brokers have been offset against amounts due to the same broker where the right of offset exists per the clearing agreement. At December 31, 2016, the balances are with two affiliated clearing brokers.

Fair Value Measurements: The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

      Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

      Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

      Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

Notes to Statement of Financial Condition
December 31, 2016

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned are valued at fair value on the last business day of the period at the last available reported national exchange price. The resulting changes in unrealized gains and losses are reflected in members equity in the statement of financial condition.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Income Taxes: The Company is a single member limited liability company and a disregarded entity for U.S. Tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayers and taxing authorities. Significant judgement is required when evaluation tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, Income Taxes, the Company has not accrued any amounts related to income tax positions and related uncertainties.

3 – CONCENTRATIONS OF CREDIT RISK

The Company maintains the majority of its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not consider itself to be exposed to any significant risks with respect to its cash.

The Company maintains its prime brokerage and custody services agreements with two affiliated financial institutions, and may be exposed to credit risk when it clears securities through these institutions. Credit risk includes the deposits held with clearing organizations and instances where a trade might have failed, or be contested, adjusted or generally deviate from the terms understood at the time of execution. Under the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. No assurance can be given that any such counterparty will not default on its obligations, which default could have a material adverse effect on the Company's business, financial condition and operating results.

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting guidance as described in Note 2: *Significant Accounting Policies*. The following fair value hierarchy table presents the Company's assets and liabilities by level within the fair value at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
Common stocks	$ 84,395,124	$ -	$ -	$ 84,395,124
Preferred Stock	-	-	50,000	50,000
Futures	806	-	-	806
Equity Swaps	-	1,485	-	1,485
Options	4,044,991	-	-	4,044,991
Total Assets	$ 88,440,921	$ 1,485	$ 50,000	$ 88,492,406
Liabilities:				
Securities sold, not yet purchased				
Common stocks	$ 61,349,111	-	-	$ 61,349,111
Futures	16,040	-	-	16,040
Options	3,441,080	-	-	3,441,080
Total Liabilities	$ 64,806,231	$ -	$ -	$ 64,806,231

No financial instruments were transferred in or out of Level 3 during the year ended December 31, 2016.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash	$ 224,541	$ 224,541	$ -	$ -	$ 224,541
Receivable from clearing broker	11,105,640	-	11,105,640	-	11,105,640
Other assets	594,827	-	594,827	-	594,827
Total Assets	$ 11,925,008	$ 224,541	$ 11,700,467	$ -	$ 11,925,008
Liabilities:					
Accrued expenses and accounts payable	$ 4,929,034	$ -	4,929,034	-	$ 4,929,034
Payable to affiliates	6,756,976	-	6,756,976	-	6,756,976
Payable to clearing broker	3,086,943	-	3,086,943	-	3,086,943
Total Liabilities	$ 14,772,953	$ -	$ 14,772,953	$ -	$ 14,772,953

The Company recorded all derivative contracts at fair value. The Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts but rather on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including but not limited to, entering into offsetting economic hedge positions, collateral, and setoff rights. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

5 – QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT DERIVATIVES

The Company engages in derivative transactions such as equity swap contracts and index futures to mitigate market risk and as an alternative to direct investments in underlying securities. Swaps represent over-the-counter contracts that involve the exchange of cash flows based on the change in market value of a security or index applied to a notional amount. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operations, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The following table summarizes the fair values and notional amounts of derivative financial instruments at December 31, 2016. These instruments include those classified as investments in securities, at fair value; and financial instruments sold, not yet purchased at fair value. The fair value of assets/liabilities are shown gross of counterparty netting and cash collateral received and pledged.

Description	Fair Value		Notional Amount USD	
	Assets	Liabilities	Assets	Liabilities
Futures	$ 806	$ 16,040	$ -	$ 1,167,698
Equity swap	1,485	-	26,225,877	27,466,157
	$ 2,291	$ 16,040	$ 26,225,877	$ 28,633,855

	For the year ended December 31, 2016
Average monthly futures volume traded notional	$ 294,605,103
Average monthly equity swap volume traded notional	$ 2,561,241,102

Description	Fair Value		Number of Contracts	
	Assets	Liabilities	Assets	Liabilities
Options	4,044,991	3,441,080	11,602	13,831
	$ 4,044,991	$ 3,441,080	11,602	13,831

Number of contracts for options represent the number of open options contracts at December 31, 2016 which is indicative of the average daily volume of the Company's options activities over the reporting period. Total average monthly open options contracts volume ranged between approximately 24,617 and 36,556 per month.

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

5 – QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT DERIVATIVES (CONTINUED)

Offsetting of Financial Assets and Derivative Assets

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Finanical Instruments	Cash Collateral Received	
Futures	$ 806	$ -	$ 806	$ -	$ -	$ 806
Equity Swaps	1,485	-	1,485	-	-	1,485
Options	4,044,991	-	4,044,991	3,441,080	-	603,911
Total	$ 4,047,282	$ -	$ 4,047,282	$ 3,441,080	$ -	$ 606,202

Offsetting of Financial Liabilities and Derivative Liabilities

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Finanical Instruments	Cash Collateral Pledged	
Futures	$ 16,040	$ -	$ 16,040	$ -	$ -	$ 16,040
Options	3,441,080	-	3,441,080	(3,441,080)	-	-
Total	$ 3,457,120	$ -	$ 3,457,120	$ (3,441,080)	$ -	$ 16,040

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of approximately 0.20 years at December 31, 2016. The remaining results for notional or contract amounts outstanding for derivative financial instruments are as follows:

	Less Than 1 Year	1-3 Years	3-5 Years	Greater Than 5 Years	Total
Futures contracts	$ 1,167,698	$ -	$ -	$ -	$ 1,167,698
Equity swap agreements	53,692,034	-	-	-	53,692,034
Options held	7,486,070	-	-	-	7,486,070
Total	$ 62,345,802	$ -	$ -	$ -	$62,345,802

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

5 – QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT DERIVATIVES (CONTINUED)

The Company's derivative contracts are subject to ISDA Master Agreements that stipulate certain covenants and provisions that may require the Company to maintain a predetermined level of net assets, and/or provide limits regarding a decline of the Company's net asset values over 1, 3, and 12 month periods. If the Company were to violate such provisions, the counterparty to the derivative contracts could request immediate payment or demand collateralization on derivative contracts in net liability positions. Additionally, the counterparty may terminate these agreements and the related derivative contracts if the Company does not meet the covenants or provisions.

In connection with its equity swap agreements, the Company generally enters into master netting arrangements with its counterparties. These agreements provide the Company with the right, in the event of default by a counterparty (such as bankruptcy or failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty.

6 – FINANCIAL INSTRUMENTS AND RISK

Financial instruments with off-balance-sheet risk and concentration of credit risk:

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short Selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Company limits the risk associated with the short selling of equities by hedging with other financial instruments.

7 – EQUITY-BASED COMPENSATION

On July 9, 2016 and November 6, 2015, Arxis Capital issued .2 million and 1 million, respectively, of each of Class C Units, Class D units and Class E Units to an entity owned by certain executives of Arxis Capital in partial compensation for the executives' services to Arxis Capital. The awards were valued using an option pricing method. The key inputs are equity value based on recent third party financing, risk free rate of 2.05% and Volatility of 26% and term of 5.83 years. As these are equity-based awards, the value is adjusted annually.

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

8 – COMMITMENTS AND CONTINGENCIES

Guaranteed Compensation

As part of the Company's recruiting efforts, the Company extends guaranteed bonuses to certain key executives and revenue producers primarily for recruiting, transitional cost assistance, and retention purposes. These commitments are contingent upon certain events occurring, including, but not limited to, the individual joining the Company and remaining employed for a minimum service period. As of December 31, 2016, the Company had made commitments through the extension of formal bonus guarantees totaling $4.5 million for 2017 that had not yet been funded, however, it is possible that employees may leave prior to achieving the minimum service period, and therefore we would not fund the total amount of the guaranteed bonuses extended. As of December 31, 2016, $4.5 million of the total amount extended are unfunded commitments to prospects that had accepted our offer, or recently hired producers.

Market Maker Account

The Company agrees that so long as its market maker account is carried by the clearing broker: (i) the Company will continue to meet the conditions of subparagraph (ii) of Exchange Act Rule 15c3-1(a)(6); and (ii) the Company will at all times maintain a liquidating equity in respect of securities positions in the account at least equal to the amount required by subparagraph (iii) (A) of Exchange Act Rule 15c3-1(a)(6).

9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

10 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with a related party affiliate whereby indirect general and administrative expenses are allocated to the Company. Pursuant to the agreement, the affiliate also provides technology and administrative services to the Company. At December 31, 2016, the Company recorded $6,319,936 in Payable to these affiliates on the statement of financial condition.

ARXIS SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2016

11 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company maintains an investment advisory agreement with related parties who are foreign affiliates granted with full and non-exclusive discretionary authority to manage the Company's accounts to purchase, sell, sell short, exchange, exercise, convert, borrow, loan, pledge, hypothecate and otherwise trade in the financial instruments specified in the agreement and subject to the investment objectives and restrictions therein. At December 31, 2016, $437,040 are included in payable to affiliates on the statement of financial condition.

12 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital of $1,000,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a ratio of aggregate indebtedness to net capital of 4.41 to 1, and its net capital was $3,347,656 which exceeded the required capital by $2,347,656.

13 - EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

14 – OPERATING LOSSES, REQUIRED CAPITAL AND FUNDING, AND SUBSEQUENT EVENT

As a result of unfavorable market conditions caused by low volatility and trading volume, and an acceleration of expenses resulting from an aggressive growth plan, the Company significantly underperformed in 2016 when compared to its internal expectations. The Company and its Parent have evaluated the impact of these conditions on its ability to meet its obligations and regulatory capital requirements. Based on these evaluations, the Board of Directors of the Parent resolved and approved the following:

- Appointment of new executive management to provide leadership in executing focused strategic direction;
- Redirection of the Company's strategy to focus on profitable businesses with the greatest growth potential;
- A conservative budget to reach profitability and achieve capital stability; and
- Pursue a capital raise in the near term.

Effective February 9, 2017, the Board of Directors appointed a new Chief Executive Officer ("CEO"), who is a recognized leader in the financial services industry, with distinguished expertise in domestic and international markets, regulatory reform, trading technology and client service, and formerly oversaw the largest retail market making business in the United States. The CEO evaluated the existing strategy and recommended a plan, that was approved by the Board. The Company is currently pursuing U.S. retail market making as its core business, has exited operations in its affiliate in Asia as part of a comprehensive cost reduction plan, and will continue to exit all other lines of business that were unprofitable and lacked growth potential. U.S. retail market making ("RMM") is currently a $1 billion market with two financial institutions representing approximately 60% of the market. Due to the restrictions imposed by the Volcker Rule and other Regulations, the Company is well positioned to capitalize on the positive industry trends and emerge as a meaningful player in the RMM space. The Company will exit U.S. on-exchange market making ("XMM") based on the significant investment in technology required to maintain competitive speed, and significant costs to obtain and retain quantitative research efforts to maintain a competitive position in that space.

Notes to Statement of Financial Condition
December 31, 2016

14 – Operating Losses, Required Capital and Funding, and Subsequent Event (continued)

The decisions taken by the CEO have already had an immediate and significant impact on the operations of the Company, have materially enhanced its capital position, strengthened its ability to meet regulatory capital requirements in the near term, and provided the Company with resources required to execute the remainder of its strategic transformation in 2017. Specifically, cost rationalization measures, including targeted reductions in workforce, have significantly reduced the Company's monthly cash outflows by $1.2 million to $2.1 million from $3.3 million. Exiting certain trading strategies in the U.K. have combined to increase the Company's overall liquidity by freeing $5.6 million in collateral formerly required by the Company's prime broker, and reducing regulatory adjustments made to net worth in accordance with the Uniform Net Capital Rule that had increased the level of required capital by an additional $5.6 million at December 31, 2016.

The Parent is committed to taking steps to funding the Company as needed, maintained $2.4 million in cash at December 31, 2016 that is immediately available to the Company's operations, and is actively engaged in securing additional capital from third party investors.